Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine months ended	Year ended December 31,
	September 30, 2016	2015	2014	2013

Earnings:
Pretax loss from continuing operations	$(19,873)	$(12,211)	$(6,001)	$(2,167)
Add:
Fixed Charges	—	749	(2,233)	327

Total Earnings	(19,873)	(11,462)	(8,234)	(1,840)

Fixed Charges:
Interest expense, including amortized discounts and premiums	—	749	(2,233)	327
Estimate of interest expense within rental expense	—	—	—	—

Total Fixed Charges	$—	$749	$(2,233)	$327

Ratio of Earnings to Fixed Charges	*	*	*	*

Deficiency of Earnings Available to Cover Fixed Charges	$(19,873)	$(12,211)	$(6,001)	$(2,167)

*Less than one to one coverage.